

March 13, 2012

<u>Via E-mail</u>
Mr. Stephen Fellows
Acting Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Canada M5J 2G2

    Re: **Generex Biotechnology Corporation**
              Form 10-K for the Fiscal Year Ended July 31, 2011
              Filed October 14, 2011
              File No. 000-25169

Dear Mr. Fellows:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez

                    Accounting Branch Chief